Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Petros Pharmaceuticals, Inc. on Form S-3 to be filed on or about August 11, 2023 of our report dated March 31, 2023, on our audits of the financial statements as of December 31, 2022 and 2021, and for each of the years then ended, which report was included in the Annual Report on Form 10-K filed March 31, 2023. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

August 11, 2023